FOR IMMEDIATE RELEASE

April 1, 2009
ADVANTEST CORPORATION
Toshio Maruyama, Representative Board Director, President & CEO
Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Executive Officer &
Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Notice Concerning the Determination of the Subscription Price and Other Terms of Stock Options (Stock Acquisition Rights) to be Issued by Advantest to its Employees

Tokyo –April 1, 2009 – Advantest Corporation (the “Company”) resolved at a meeting of its Board of Directors on March 24, 2009 to issue stock options in the form of stock acquisition rights pursuant to a shareholders resolution at the 66th ordinary general meeting of shareholders on June 25, 2008.  The specific terms and conditions of the issuance of stock options in the form of stock acquisition rights that were not determined at the meeting of its Board of Directors on March 24, 2009 have been determined as set forth below.

1.	Date of allocation	April 1, 2009
2.	Subscription price to be paid upon exercise of each stock acquisition right	265,300 yen per unit (2,653 yen per share)
3.	The total value of all shares (newly issued shares or treasury shares) issued or delivered upon exercise of stock acquisition rights	31,836,000 yen
4.	Matters concerning the amount of capital and the additional paid-in capital increased by the issuance of shares upon exercise of the stock acquisition rights
(a)           The amount of capital increased by the issuance of the shares upon exercise of the stock acquisition rights is 1,421 yen per share.
(b)           The amount of additional paid-in capital increased by the issuance of the shares upon exercise of the stock acquisition rights is 1,421 yen per share.

For Reference

(1)	The date of the meeting of the Board of Directors setting the date for the ordinary general meeting of shareholders	May 28, 2008
(2)	Date of the resolution made pursuant to the ordinary general meeting of shareholders	June 25, 2008